SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Foundation Medicine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100
(CUSIP Number)

_______________

Jennifer L. Kercher, Esq.

1600 Amphitheatre Parkway
Mountain View, CA 94043

(650) 253-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

April 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Ventures 2011, L.P. (“GV 2011”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
192,460 shares, except that Google Ventures 2011 GP, L.L.C. (“GP 2011”), the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
192,460 shares, except that GP 2011, the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	192,460 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.56%
14	TYPE OF REPORTING PERSON	PN

(1)	Includes only shares directly held by GV 2011. GV 2011 may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Ventures 2011 GP, L.L.C. (“GP 2011”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

192,460 shares, all of which are owned directly by Google Ventures 2011, L.P. (“GV 2011”). GP 2011, the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to vote these shares.

8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
192,460 shares, all of which are owned directly by GV 2011. GP 2011, the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	192,460(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.56%
14	TYPE OF REPORTING PERSON	OO

(1)	Includes only shares directly held by GV 2011. GV 2011 may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
192,460 shares, all of which are owned directly by Google Ventures 2011, L.P. (“GV 2011”). Google Ventures 2011 GP, L.L.C. (“GP 2011”), the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
192,460 shares, all of which are owned directly by GV 2011. GP 2011, the general partner of GV 2011, and Google Inc., the managing member of GP 2011, may each be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	192,460(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.56%
14	TYPE OF REPORTING PERSON	CO

(1)	Includes only shares directly held by GV 2011. GV 2011 may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Foundation Medicine, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Google Ventures 2011, L.P. (“GV 2011”), a Delaware limited partnership, Google Ventures 2011 GP, L.L.C. (“GP 2011”), a Delaware limited liability company, and Google Inc., a Delaware corporation (collectively, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 150 Second Street, Cambridge MA, 02141.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are GV 2011, GP 2011 and Google Inc.

(b) The address of the principal place of business for each of the Reporting Persons is 1600 Amphitheatre Parkway, Mountain View, California, 94043.

(c) The principal business of GV 2011 is to make venture capital investments. The principal business of GP 2011 is to manage the affairs of GV 2011. The principal business of Google Inc. is web search and advertising.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GV 2011 is a Delaware limited partnership. GP 2011 is a Delaware limited liability company. Google Inc. is a Delaware corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2011, GV 2011 acquired from the Issuer an aggregate of 5,000,000 shares of Series A convertible preferred stock for a purchase price of $1.00 per share, or $5,000,000 in the aggregate.

In April 2012, GV 2011 acquired from the Issuer an aggregate of 1,742,537 shares of Series A convertible preferred stock for a purchase price of $1.00 per share, or $1,742,537 in the aggregate.

In September 2012, GV 2011 acquired from the Issuer an aggregate of 2,212,389 shares of Series B convertible preferred stock for a purchase price of $2.26 per share, or $5,000,000 in the aggregate.

In December 2012, GV 2011 acquired from the Issuer an aggregate of 823,686 shares of Series B convertible preferred stock for a purchase price of $2.26 per share, or $1,861,530 in the aggregate.

In connection with the Issuer’s initial public offering, in September 2013, each outstanding share of Series A convertible preferred stock and Series B convertible preferred stock automatically converted into Common Stock.

The share numbers reflected in the above descriptions of purchases and acquisitions reflect the share numbers prior to a 1-for-4 reverse stock split of the Issuer’s common stock on September 12, 2013, made in connection with the Issuer’s initial public offering.

The source of the funds for all purchases and acquisitions by GV 2011 was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Solely as a result of the Investor Rights Agreement filed as Exhibit 4.1 of the Form 8-K filed by Issuer with the Securities and Exchange Commission on January 12, 2015, the Reporting Persons may be deemed to have beneficial ownership of the (a) 20,604,288 shares directly held by Roche Holdings, Inc., an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche” and together with Roche Holdings, Inc. and Roche Finance Ltd, the “Roche Entities”), (b) 414,823 shares directly held by Roche Finance Ltd, a wholly owned subsidiary of Roche and (c) 828,456 shares held by Third Rock Ventures, L.P. (“TRV”). The Reporting Persons disclaim beneficial ownership of the shares of Issuer held by Roche Holdings, Inc., Roche Finance Ltd and TRV. Roche Holdings, Inc., Roche Finance Ltd and TRV do not have any pecuniary interest in the shares of Issuer directly held by GV 2011.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Certain parties subject to the Investor Rights Agreement discussed in Item 3 above may have acquired securities of the Issuer for the purpose of a change in control of Issuer and reference is made to the Schedule 13D filed by the Roche Entities with the Securities and Exchange Commission on April 7, 2015.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person only includes shares held directly by GV 2011 and in calculating such percentage the Reporting Persons used the Issuer’s most recent outstanding shares number reported on its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2015, 29,132,003 shares, plus an additional 5,000,000 shares reflecting the shares issued to the Roche Entities as described in the press release issued by the Issuer and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2015.

(c) In the past 60 days, GV 2011 effected the following sales of the Common Stock of the Issuer:

On April 7, 2015, GV 2011 tendered 952,192 shares at $50 per share (for aggregate proceeds of $47,609,600) to Roche Entities pursuant to a tender offer disclosed in Amendment No. 6 to Schedule TO filed by Roche Entities with the Securities Exchange Commission on April 7, 2015.

In addition, on June 13, 2014, GV 2011 sold 1,300,000 shares of the Common Stock of Issuer in the market at $22.40 per share, which transaction was not reported on, but would have been the final amendment to, a previously filed Schedule 13G.

(d) Under certain circumstances set forth in the limited partnership agreement of GV 2011, and the limited liability company agreement of GP 2011 the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by GV 2011.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Agreement of Joint Filing.

Exhibit B: Investor Rights Agreement, incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Issuer with the Securities and Exchange Commission on January 12, 2015.

Exhibit C: Tender Offer, incorporated by reference to Amendment No. 6 to Schedule TO filed by Roche with the Securities Exchange Commission on April 7, 2015.

Exhibit D: Schedule 13D filed by Roche with the Securities and Exchange Commission on April 7, 2015 is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 16, 2015

Google Ventures 2011, L.P.

By:		Google Ventures 2011 GP, L.L.C.
Its:		General Partner

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Ventures 2011 GP, L.L.C.

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Inc.

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Foundation Medicine, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 16, 2015

Google Ventures 2011, L.P.

By:		Google Ventures 2011 GP, L.L.C.
Its:		General Partner

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Ventures 2011 GP, L.L.C.

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Inc.

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary